UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 6, 2023

DATA KNIGHTS ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction of incorporation)

001-40386	86-2076743
(Commission File Number)	(IRS Employer Identification No.)

Unit G6, Frome Business Park, Manor Road

Frome

United Kingdom, BA11 4FN

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code +44 203 833 4000

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Units, each consisting of one share of Class A Common Stock and one Redeemable Warrant	DKDCU	The Nasdaq Stock Market LLC
Class A Common Stock, $0.0001 par value per share	DKDCA	The Nasdaq Stock Market LLC
Redeemable Warrants, each exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	DKDCW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01.	Other Events.

Revision to Proxy Card

On October 2, 2023, Data Knights Acquisition Corp., a Delaware corporation (the “Company”), caused to be delivered to the shareholders of the Company (the “Shareholders”) a proxy card (the “Original Proxy Card”) in connection with the special meeting of the Shareholders scheduled for October 17, 2023 (the “Special Meeting”) to approve certain actions related the Company’s previously announced proposed transaction with OneMedNet Corporation, a Delaware corporation (the “Proposed Transaction”), pursuant to the Company’s Registration Statement on Form S-4 (the “Proxy Statement”) filed with the Securities and Exchange Commission the (“SEC”) on September 21, 2023 and declared effective on September 22, 2023. This Current Report on Form 8-K is filed in advance of the Special Meeting to resolve scriveners’ errors in the Original Proxy Card. The Company has revised the Original Proxy Card to address these errors, which revised card is attached as Exhibit 99.1 (the “Revised Proxy Card”) and will replace in its entirety the Original Proxy Card. The chart below confirms how the numbering of each proposal in the Proxy Statement corresponds with the numbering of proposals in the Revised Proxy Card.

Revised Proxy Card Proposal Number	Proxy Statement Proposal Number
Proposal 1 – Business Combination Proposal	Proposal 2 – Business Combination Proposal
Proposal 2 – Nasdaq Proposal	Proposal 3 – Nasdaq Proposal
Proposal 3 – Charter Amendment Proposal	Proposal 4 – Charter Amendment Proposal
Proposal 3A – Bylaw Amendment Requirement	Proposal 4A – Bylaw Amendment Requirement
Proposal 3B – Article Amendment Requirement	Proposal 4B – Article Amendment Requirement
Proposal 4 – Director Election Proposal	Proposal 5 – Director Election Proposal
Proposal 5 – Incentive Plan Proposal	Proposal 6 – Incentive Plan Proposal
Proposal 6 – Adjournment Proposal	Proposal 7 – Adjournment Proposal
Proposal 7 – NTA Amendment Proposal	Proposal 1 – NTA Amendment Proposal

In connection with the Special Meeting, Shareholders should discard the Original Proxy Card and reflect all votes on the Revised Proxy Card.

Additional Information and Where to Find It

This Current Report on Form 8-K is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to the Proxy Statement. All proposals are described in detail in the Proxy Statement.

No Offer or Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proxy Statement and shall not constitute an offer to sell or a solicitation of an offer to buy any securities nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom.

Participants in Solicitation

The Company and its directors and executive officers may be deemed participants in the solicitation of proxies from Shareholders in connection with the Proposed Transaction. Shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Company in Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on March 31, 2023. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Shareholders in connection with the Proxy Statement are set forth in the Proxy Statement. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Proposed Transaction are included in the Proxy Statement.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description

99.1	Revised Proxy Card
104	Cover Page Interactive Data File (Embedded within the Inline XBRL document and included in Exhibit)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DATA KNIGHTS ACQUISITION CORP.

Date: October 6, 2023	By:	/s/ Barry Anderson
Barry Anderson
Chief Executive Officer